Exhibit 99.1

ImmunoPrecise Selects LifeSci Advisors as Investor Relations Agent of Record

VICTORIA, British Columbia--(BUSINESS WIRE)--April 21, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announced that it has selected and retained LifeSci Advisors as investor relations agent of record.

Jennifer Bath, President and CEO of ImmunoPrecise Antibodies commented, “We are pleased to partner with LifeSci Advisors for our investor relations advisory needs during this important stage of our Company’s evolution. With over 500 clients under contract globally, we look forward to continuing our discovery and development of proprietary novel antibodies while providing CRO services to 70% of the top 20 pharma.”

LifeSci Advisors (“LSA”), with over 250 employees and a local presence that spans, New York, Chicago, Boston, London, Geneva, Paris, and Tel-Aviv, provides life science companies comprehensive solutions to communications and investor outreach. Taking a partner approach, LSA increases client visibility within the investment community and educates investors on opportunities with its clients through non-deal roadshow planning and execution, KOL Events/R&D Days, and corporate communications.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com